

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Ayman Ashour
Chief Executive Officer
Identive Group, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705

> **Re: Identive Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 000-29440**

Dear Mr. Ashour:

We have reviewed your letter dated September 14, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Overview of Compensation Program, page 36

1.   We note your response to prior comment 1, which indicates that the company uses peer group comparisons in making compensation decisions. In particular, you indicate that the company "considered compensation and benefit packages that are commonly offered to executives in similar-sized German companies" when determining the company's executive compensation levels. If you have benchmarked different elements of your executives' compensation, please

identify for us in your response, and in future filings to the extent applicable, the companies that comprise your peer group for each such element. Please also clarify whether you use specific peer group compensation percentiles in making compensation decisions. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance & Disclosure Interpretations.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief